SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

BYLAWS OF PEOPLE, ELIGIBILITY, SUCCESSION AND COMPENSATION COMMITTEE – CPES

1.	Object and Purpose

1.1	The Board of Directors (“Board” or “CA”) of Centrais Elétricas Brasileiras S.A. - Eletrobras (“Eletrobras” or “Company”), exercising the powers conferred upon it, approved these Bylaws (“Bylaws”) of the People, Eligibility, Succession and Compensation Committee (“Committee” or “CPES”) with a view to regulating its composition, operation, and relationship with other Company’s bodies, subject to the provisions under CA’s Bylaws, Company’s Articles of Incorporation (“Articles of Incorporation”), and the applicable laws.

1.2.	The People, Eligibility, Succession and Compensation Committee, a technical body created pursuant to the Articles of Incorporation, under the terms of Article 160 of Law 6404/1976, is directly connected to the Board of Directors, and its purpose is to assist shareholders and the Board in fulfilling their duties of Company’s top management and guidance, including, without limitation, analyzing and issuing recommendations on risks and strategies as concerns the processes of appointment, assessment, succession, and compensation of managers, fiscal directors, members of the Audit and Risk Committee, external members of CPES and of the Strategy, Governance and Sustainability Committee, in addition to other assignments determined by the Board, in such a way to allow greater efficiency and quality to the Board’s decisions relating to matters within its scope.

2.	Composition and Compensation

2.1	CPES, with the prerogatives, duties, and charges provided in the Articles of Incorporation and these Bylaws, will be composed of three (03) to five (05) acting members, without alternates, chosen by the Board from among its peers and/or external market professionals without prior employment relationship, or a relationship based on the Articles of Incorporation, with the Company, to hold a term of office of up to two (02) years.

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These Bylaws were approved on March 25, 2021 by Eletrobras’ Board of Directors at its 889th meeting, by means of Resolution no. 043/2021.

2.2	The Director will not be entitled to additional compensation for performing the duties of Committee member, and his term of office in CPES is connected to the unified term of office of the Board of Directors.

2.3	The external market professional chosen to be a CPES member will be entitled to specific compensation, approved by the shareholders’ meeting of Eletrobras, and will carry out his activities for a term of office of two (02) years.

2.4	CPES will elect its Coordinator from among its members.

2.4.1	CPES will elect any Coordinator substitute in the event of absence or temporary impediment.

2.5	The Company will reimburse transportation, meal, and accommodation expenses incurred by Committee members in the performance of their duties.

3.	Investiture, Installation, and Management Requirements

3.1	CPES members will fulfill the same investiture requirements and preclusions imposed by the laws applicable to the Board of Directors’ members.

3.2	The election of a CPES member who is already a Board of Directors’ member is exempted from prior integrity and eligibility analysis.

3.3	The election of an external market professional to be a Committee member will be subject to prior analysis of integrity by the Company, and the prior eligibility opinion by CPES.

3.4	Investiture in office will take effect upon execution of the oath of office executed in CPES’ minutes book within the period established in Article 149, Paragraph 1, of Law 6404/76, accompanied, in the event of an external member’s election, by the presentation and filing of installation documentation, which will include the following signed documents:

a)	Communication of direct or indirect ownership of the securities of Eletrobras and its subsidiaries;
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These Bylaws were approved on March 25, 2021 by Eletrobras’ Board of Directors at its 889th meeting, by means of Resolution no. 043/2021.

b)	Instrument ratifying abidance by to the Manual of Disclosure and Use of Information and Policy for Trading Securities, both of the Company;
c)	The statement of consent referred to in BM&FBOVESPA Corporate Governance Level 1 Listing Rules; and
d)	Instrument of Consent to the Ethical Conduct and Integrity Code of the Company.

3.5	The compliance with the requirements in this chapter three will be proven by means of documentation kept at the Company’s registered office over a minimum period of five (05) years as of the last day of the office of CPES member, subject to the provisions under Article 147 of Law 6404/76.

3.6	Committee members may be ousted by a simple majority vote of the Board.

4	Structure

4.1	The Committee will be aided by the Board’s Governance Office (“Governance Office”), and by the Board Advisor(s).

4.2	The Company will provide all resources necessary for the Committee’s performance, including the availability of Board Advisor(s) and the appropriate design and structuring of the Governance Office, in such a way that this department will appropriately provide infrastructure and personnel to advise on the performance of CPES’ works, and to serve as secretary in relevant meetings.

4.3	CPES will be aided by Eletrobras holding’s organizational divisions engaged in matters within the Committee’s jurisdiction, such as corporate integrity, management, and governance, which are expected to adequately and timely producing information on the matters within CA’s duties as concerns their respective companies, given that CPES may request specific measures within the scope of its duties.

5	Assignments

5.1	The People, Eligibility, Succession and Compensation Committee will be responsible for:

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These Bylaws were approved on March 25, 2021 by Eletrobras’ Board of Directors at its 889th meeting, by means of Resolution no. 043/2021.

a)	checking compliance, including the fulfillment of requirements, and the absence of preclusions, pertaining to the process for appointing managers and fiscal directors of Eletrobras and its subsidiaries, CPES external members, members of the Audit and Risk Committee, and external members of the Strategy, Governance and Sustainability Committee, in addition to the managers appointed by Eletrobras and/or its subsidiaries for uncontrolled investees, and for associations and foundations, pursuant to the authority conferred on the Board of Directors in the Appointments’ Regulation;
b)	assessing and proposing integrity and compliance criteria to the Board of Directors, and assessing and proposing other criteria and requirements pertaining to the process of appointment and ouster of members of Company’s Executive Board and Senior Management, and other duties pertaining to the Board of Directors;
c)	methodologically and procedurally aiding the Chairmen of CA and the Fiscal Board as concerns the organization of a formal and periodic process of assessment of the members of Executive Board, Fiscal Board, Board of Directors, and committees under the Articles of Incorporation of the company;
d)	checking compliance of the assessment process, and of the mandatory training of managers, fiscal directors, and members of the committees under the Articles of Incorporation of the company;
e)	aiding the Board of Directors in preparing and following up management succession plans, as well as proposing rules to the Board of Directors that address their relevant routines and methodologies, in keeping with the recommendations issued by the Strategy, Governance and Sustainability Committee, and validated by the Board of Directors, as concerns diversity practices in the composition of Eletrobras companies’ management bodies, including aspects of race, gender, profile, background, and skills, in view of the guidelines set out in the strategic plan, and in the business and management steering plan;
f)	aiding CA in reviewing proposals pertaining to personnel policy and in their follow-up;
g)	aiding CA in setting general compensation guidelines, and preparing and reviewing a management compensation proposal to be submitted to the Shareholders’ Meeting, including the following efforts:
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These Bylaws were approved on March 25, 2021 by Eletrobras’ Board of Directors at its 889th meeting, by means of Resolution no. 043/2021.

•	expressing an opinion to the Board of Directors on proposals of policies and mechanisms for compensation of members of Executive Board, Senior Management, and management positions, pursuant to Company’s strategies, and market benchmarks;
•	expressing an opinion to the Board of Directors evert year on the Executive Director’s variable compensation program, connected to the accomplishment of specific goals set by the Board of Directors;
•	supporting standardization of policies and mechanisms for compensation and succession of managers (CA and DE) from companies in which Eletrobras has shareholding control.
h)	furthering and monitoring the adoption of good corporate governance practices pertaining to the compensation and succession of the entire Eletrobras system, as well as the effectiveness of its processes, proposing updates, and improvements, accordingly;
i)	expressing an opinion on Board duties that cover job title plans, job and salary plans, supplementary pension, health care, and collective bargaining agreements;
j)	proposing recruitment and talent selection policies, recommending skills and profiles required for positions and assignments so the Company can achieve its medium- to long-term goals;
k)	supporting the Board of Directors in the process of selecting and appointing external members from committees under the Articles of Incorporation of the company and persons who will compose the Senior Management, Executive Board, and Management of Eletrobras, as well as those appointed by the latter in the group’s companies, pursuant to Company’s succession plan and Appointment Regulation;
l)	advising the Board on establishing a selection policy for the managers in charge of the divisions connected to the Board of Directors, and following up the practices aimed at appointments for other management positions, including succession plans;
m)	following up the accomplishment of SGD (Performance Management System), and proposing criteria for improving the methodology for assessing the performance of employees, and furthering a culture of meritocracy, including, whenever possible, the linking of indicators and goals stemming from the Business Plan to goals to be agreed upon within SGD’s scope, extending the strategic level to the tactical and operational levels in order to allow the effective management of the working routine;
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These Bylaws were approved on March 25, 2021 by Eletrobras’ Board of Directors at its 889th meeting, by means of Resolution no. 043/2021.

n)	proposing and encouraging policies and practices of people training and development, including Directors, Officers, and members of committees under the Articles of Incorporation;
o)	supporting the Board in the analysis, discussion, and efforts pertaining to the corporate culture of Eletrobras companies, in line with the strategic plan and the business and management steering plan;
p)	following up the implementation of internal and external employee mobility policies and practices and, when necessary, developing proposals for improvement;
q)	following up and discussing results of organizational environment surveys and market comparisons;
r)	proposing an Annual Meeting Schedule and Annual Thematic Agenda to the Board.

5.2	Committee’s members will have access to all information and documents necessary for performing their duties, with the Governance Office and CA’s Advisor(s) being in charge of arranging such information and documents.

5.3	The Committee Coordinator will be responsible for:

a)	convening, opening, and coordinating the Committee’s meetings;
b)	approving the agenda and schedule of the Committee’s meetings;
c)	ensuring, aided by Governance Secretary and Board’s Advisor(s), that Committee members receive full and timely information on meeting agenda business;
d)	deciding on invitation of non-Committee member participants, including external and/or Company experts, to meetings, subject to possible conflicts of interest;
e)	informing the Board’s Chairman of activities performed by the Committee, as well as any recommendation, analysis, opinion, and report made and/or approved in Committee’s meetings;
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These Bylaws were approved on March 25, 2021 by Eletrobras’ Board of Directors at its 889th meeting, by means of Resolution no. 043/2021.

f)	reporting in the regular Board meetings on the Committee’s works, opinions, demands, and conclusions;
g)	coordinating the Committee’s annual assessment process, in keeping with the guidelines set out by the Board;
h)	proposing additional standards necessary for the Committee’s operation;
i)	performing other acts of technical or administrative nature necessary for the performance of his duties;
j)	representing the Committee in its relationship with the Company’s Board of Directors and signing, whenever necessary, mails, opinions, invitations, and reports addressed to them; and

k)          ensuring compliance with these Bylaws.

5.4       The Governance Office will be responsible for:

a)          advising the Coordinator in defining agendas, procedures necessary to hold the Committee’s meetings, and in following up demands and measures;

b)          submitting the Committees’ meeting calls, including those of DEE members, employees, coworkers, and advisors of the Company, as well as other possible participants in the meetings, according to the Coordinator’s guidelines;

c)           being in liaison with DEE members, technical areas, and the Offices of subsidiaries, in order to meet clarification and information requests on matters referred to the Committee;

d)          preparing, under the Coordinator’s guidance, a proposal for an annual schedule of regular meetings, and an annual thematic agenda for consideration by the Committee at its last meeting of the year;

e)          supervising the preparation of the material to be distributed to the Committee’s members prior to the respective meetings, arranging its timely and full distribution;

f)            preparing the minutes of the Committee’s meetings;

g)          organizing and keeping custody of the documentation connected to the activities carried out by the Committee; and

h)          undertaking other activities necessary for the Committee’s performance.

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These Bylaws were approved on March 25, 2021 by Eletrobras’ Board of Directors at its 889th meeting, by means of Resolution no. 043/2021.

5.5	The Committee’s Advisory, appointed under the terms of the Board’s Bylaws, and appointed by the Chairman of CA to serve on the Committee, under the supervision of the Governance Secretary, will be responsible for:

a)	supporting the Governance Department in all its administrative supporting assignments.
b)	technically supporting the Committee’s work, preparing reports and spreadsheets, and conducting technical analyses and assessments on specific subjects;
c)	advising on contents of the Committee’s meeting agendas, and on works pertaining to the matters analyzed by the Committee, as well as those connected to the areas of audit and internal controls;
d)	advising, upon request of the CAE’s members, in the technical analysis of the contents of the agendas referred to the Committee for consideration; and
e)	supplying the Committee with the necessary logistic means for its proper performance.

5.6	The responsibilities of the Board of Directors’ members set forth in Eletrobras’ Policies and internal regulations, especially those listed in the Policies of Disclosure and Use of Relevant Information and Securities Trading, also apply to Committee members.

6   Meetings

6.1	Committee’s regular meetings will be held at least monthly, according to the approved annual schedule and, extraordinarily whenever necessary, upon call at least seven (07) days in advance.

6.1.1	Regardless of prior call, a meeting attended by all members of the Committee will be considered valid.

6.1.2    The summons will be the responsibility of the Committee Coordinator, aided by the Governance Office, which will also be equally valid by determination of the majority of the Committee’s members.

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These Bylaws were approved on March 25, 2021 by Eletrobras’ Board of Directors at its 889th meeting, by means of Resolution no. 043/2021.

6.2	The Governance Office will set the deadline for the supporting material to be provided by the management areas on the agenda business, with material expressing opinions to be provided within the call deadline, and informative material up to three (03) days of the meeting.

6.2.1    In exceptional cases of reasonable urgency, the Committee Coordinator may authorize that material be provided after the deadline set.

6.3        The call may be made by electronic mail, automatic message from the Governance Portal, or by other oral or written means, and will state the following minimum information: (i) day, time and venue/format of the meeting (in person, remote, or virtual); (ii) data for connection, in the event that meeting occurs remotely; (iii) guidance for accessing the supporting material and the meeting agenda via the Governance Portal.

6.4	Supporting material and agenda for the meeting will preferably be provided via Governance Portal.

6.5	The Coordinator will define the agendas of meetings, considering the provisions in the Committee’s Thematic Agenda, the priorities and demands set by the Committee itself, the requests for advice to the Board of Directors, and the requests made by the CA’s Chairman, and any Committee member.

6.6	Requests regarding the agenda’s composition, untimely inclusion of special business in the agenda, and convening of special Committee meetings will be forwarded to the Governance Office, which will refer the request to the Committee’s Coordinator.

6.7	The meeting agenda will include CA’s advisory matters and informative matters for the Committee’s follow-up.

6.7.1    Upon request, the Committee’s Coordinator, by means of the Governance Office, and the Board’s Advisor(s), will inform the chairman of the Board of Directors of Eletrobras of the meeting's agenda.

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These Bylaws were approved on March 25, 2021 by Eletrobras’ Board of Directors at its 889th meeting, by means of Resolution no. 043/2021.

6.8	The Committee will preferably meet at the Company’s registered office, or at another location, or by telephone or videoconference, or by any other means of communication that allows the members to vote.

6.9	In duly evidenced emergency situations, the Committee may, upon decision of its Coordinator, transact business among absentees in a virtually convened meeting, provided that the members’ statements are made by e-mail within the deadline previously set, and reproduced in the meeting minutes, which will be signed by the members who state their opinions, pursuant to the minimum opening and resolution quorum.

6.10	The Committee’s meetings will be opened upon attendance of a majority of its members, and its resolutions will be passed by the vote of a majority of its attending members, given that they will not have a decisional nature, rather standing as opinions.

6.10.1       A representative will not be assigned to the Committee’s meetings in the event of impediment of a member, as his duty cannot be delegated.

6.10.2       The persons invited to the meetings will not have voting rights.

6.10.3       In case of a tie, the Committee’s Coordinator will exercise a casting vote.

6.11     Each meeting of the Committee will be recorded in the minutes, which will cover a recording of the business discussed, opinions, demands, dissents, protests, recommendations, attendances, and absences of its members, and will sum up the facts which have occurred. The following will also be required: (i) the minutes will be reported via Governance Portal for access by the CA’s and Committee’s members after read, approved, and signed by those present at the meeting; (ii) the minutes will be filed at the Company’s registered office; and (iii) a certificate with an extract of the opinions on the eligibility of managers and fiscal directors will be issued for disclosure on the Company’s website, in compliance with Article 40, Paragraph 18 of the Articles of Incorporation.

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These Bylaws were approved on March 25, 2021 by Eletrobras’ Board of Directors at its 889th meeting, by means of Resolution no. 043/2021.

6.12	The controlling departments and the Company’s Independent Auditor will have full and unrestricted access to the contents of CPES’ minutes, and their respective annexes and statements, subject to the transfer of confidentiality.

6.13	The Committee’s members may record, in meeting minutes and/or in an opinion, their remarks and recommendations regarding the business addressed in the Committee.

6.14     The Committee may request joint meetings with other Committee(s).

6.15     The minutes of Committee’s meetings may be disclosed at the request of any of its members, provided that approved by a majority of its members, except when the Board of Directors believes that such disclosure is likely to harm the Company’s legitimate interests.

7	Responsibilities and Duties

7.1	Committee members undertake to comply with these Bylaws, with Eletrobras’ Articles of Incorporation, Code of Ethical Conduct and Integrity, Policies for Disclosure and Use of Relevant Information and Securities Trading, Code of Corporate Governance Practices, and further applicable internal rules.

7.2	Committee’s members will be subject to the same legal duties and responsibilities imposed on the Managers by Article 160 of Law 6404/76, including the duty to inform the Board of the existence of possible conflict of interest and the duty of keeping the confidentiality of documents and information provided to them, and not yet available to the public.

7.3	The confidentiality of information will be handled pursuant to Eletrobras' Information Security policy and standards, as well as the laws and other rules that govern its activities.

7.4	A CPES’ member will promptly and fully report to the Committee any and all conflicts of interest, whether actual or potential, direct or indirect, that they may have as concerns the matter referred for its appraisal, leaving the meeting venue, abstaining from the discussion and from expressing an opinion on the relevant business, meanwhile recording such abstention in the minutes.
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These Bylaws were approved on March 25, 2021 by Eletrobras’ Board of Directors at its 889th meeting, by means of Resolution no. 043/2021.

8   Assessment

8.1       The Committee will conduct an annual performance assessment. The findings of such assessment will be submitted by the Committee Coordinator to the Board’s attention.

8.2       The performance assessment process may be coordinated by an independent external consulting firm, which will adopt the assumptions and methodologies set by the Board of Directors.

9	Amendment, Interpretation and Publication

9.1	Committee’s operation guidelines will be defined by the Board. These Bylaws may be amended by the Board of Directors, at the discretion of its members or upon proposal of the Committee or its Coordinator.

9.2	Should any matter be omitted in these Bylaws, the Committee Coordinator will apply the Board of Directors Bylaws’ procedural rules where the rules hereunder are not inconsistent with the nature and function of this Committee.

9.3	These Bylaws takes effect on April 01, 2021, and will be published on the Eletrobras website.

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These Bylaws were approved on March 25, 2021 by Eletrobras’ Board of Directors at its 889th meeting, by means of Resolution no. 043/2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 13, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.